UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1 )*

Central Garden & Pet Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

153527106

(CUSIP Number)

12/31/2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒        Rule 13d-1(b)

☐         Rule 13d-1(c)

☐         Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153527106	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON NorthPointe Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,197,971
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,382,393
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,393
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (see response to Item 4)
12.	TYPE OF REPORTING PERSON*(see instructions) IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 3 of 7 Pages

Item 1(a).               Name of Issuer:

Central Garden & Pet Company

Item 1(b).               Address of Issuer's Principal Executive Offices:

1340 Treat Boulevard

Suite 600

Walnut Creek, CA 94597

Item 2(a).               Name of Persons Filing:

Item 2(b).               Address of Principal Business Office, or if None, Residence:

Item 2(c).               Citizenship:

NorthPointe Capital, LLC

101 W. Big Beaver, Suite 745

Troy, MI 48084

(Delaware)

Item 2(d).               Title of Class of Securities:

Common Stock

Item 2(e).               CUSIP Number:

153527106

Page 4 of 7 Pages

Item 3.     If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d‑2(b) or (c), Check Whether the Person Filing is a:

(a)          ☐         Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)          ☐         Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)          ☐         Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)          ☐         Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)          ☒        An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)           ☐         An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)          ☐         A parent holding company or control person in accordance with §240.13d‑1(b)(1)(ii)(G).

(h)          ☐         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)           ☐         A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)           ☐         Group, in accordance with §240.13d‑1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 5 of 7 Pages

Item 4.     Ownership

                   The securities reported herein are beneficially owned by one or more open end investment companies or other managed accounts which are advised by NorthPointe Capital, LLC (“NorthPointe”), a registered investment adviser.  Consistent with Rule 13d-4 under the Securities Exchange Act of 1934, this Schedule 13G shall not be construed as an admission that NorthPointe, or any other person, is the beneficial owner of any securities covered by this statement.  Ownership is reported as of 12/31/2009.

(a)          Amount beneficially owned: 1,382,393

(b)          Percent of class:  7.4%

(c)          Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote: 1,197,971

(ii)   Shared power to vote or to direct the vote: none.

(iii)  Sole power to dispose or to direct the disposition of: 1,382,393

(iv)  Shared power to dispose or to direct the disposition of: none.

Page 6 of 7 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

The clients of NorthPointe, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive dividends from as well as the proceeds from the sale of such securities reported on this statement.  As of 12/31/2009, no client’s interest related to more than 5%.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of April, 2010.

NorthPointe Capital, LLC

By:	/s/ Libby E. Liebig
Libby E. Liebig Chief Compliance Officer